Exhibit 99.1

NxStage Reports Second Quarter Financial Results

•	Company and Fresenius Medical Care Announce Definitive Agreement under which Fresenius Medical Care Will Acquire NxStage for $30.00 Per Share

•	Revenue Increases to $96.2 million, up 4% from Q2’FY16

•	Company Advances Pipeline with Launch of NxGen Hemodialysis System in NxStage Kidney Care

LAWRENCE, Mass., Aug. 7, 2017 /PRNewswire/ — NxStage Medical, Inc. (Nasdaq: NXTM), a leading medical technology company focused on advancing renal care, today announced that its Board of Directors has unanimously approved a definitive agreement under which Fresenius Medical Care will acquire all of the outstanding shares of NxStage for $30.00 per share in a cash transaction valued at approximately $2 billion.

“I am very proud of the impact NxStage continues to have on advancing the standard of renal care for patients around the world,” stated Jeffrey H. Burbank, Founder and CEO of NxStage. “We believe that the announced transaction with Fresenius Medical Care creates significant value for our shareholders and significant opportunities for our patients, customers, partners and employees. I’m excited about what this means for the future of our products and therapy, and for the patients who will receive greater access to them.”

(Please refer to the Company’s press release with Fresenius Medical Care issued earlier this morning.)

Financial Results for the Second Quarter of 2017

Total revenue for the second quarter of 2017 increased 4 percent to $96.2 million, within its guidance range of $95 to $97 million, compared with revenue of $92.2 million for the second quarter of 2016.

The Company’s revenue performance was driven by the Products Business, and more specifically, the System One segment, which consists of the Home and Critical Care markets. Home revenue increased 9 percent to $55.5 million for the second quarter of 2017 compared with revenue of $51.1 million for the second quarter of 2016. Critical Care revenue increased 6 percent to $19.9 million for the second quarter of 2017 compared with revenue of $18.7 million for the second quarter of 2016.

The Products Business generated $4.5 million of income from operations for the second quarter of 2017. Net loss attributable to NxStage Medical, Inc.’s stockholders was $2.1 million for the second quarter of 2017 compared with a net loss of $1.7 million for the second quarter of 2016.

The Company announced that early customer and patient feedback in the US at its NxStage Kidney Care centers on its next generation hemodialysis system has been very positive, consistent with use in the UK. This innovative system consists of new features and capabilities, including a new touchscreen user interface and integrated blood pressure monitor designed to enhance ease of use for patients performing home hemodialysis.

Burbank continued, “We continue to execute on key initiatives and advance our innovative pipeline.”

Cancellation of Scheduled Conference Call

In light of the acquisition agreement between Fresenius Medical Care and NxStage, NxStage is no longer providing financial guidance and has canceled its previously announced conference call to discuss its financial results for the second quarter of 2017, which was scheduled for 9:00 a.m. Eastern Time on Wednesday, August 9, 2017.

About NxStage

NxStage Medical, Inc. (Nasdaq: NXTM) is a leading medical technology company, headquartered in Lawrence, Massachusetts, USA, that develops, manufactures and markets innovative products for the treatment of end-stage renal disease (ESRD) and acute kidney failure. NxStage has also established a small number of dialysis clinics committed to the development of innovative care delivery models for patients with ESRD. For more information on NxStage and its products and services, please visit the Company’s website at www.nxstage.com and www.nxstagekidneycare.com.

About the NxStage System One

The NxStage System One is the first and only truly portable hemodialysis system cleared specifically by the FDA for home hemodialysis and home nocturnal hemodialysis. Its simplicity and revolutionary size (just over a foot tall) are intended to allow convenient use in patients’ homes and give patients the freedom to travel with their therapy. When combined with the NxStage PureFlow™ SL Dialysis Preparation System, patients are able to further simplify, using ordinary tap water to create dialysis fluid on-site on-demand. Unlike conventional hemodialysis systems, the System One requires no special infrastructure to operate. Under the guidance of their physician, patients can use the NxStage System One, with their trained partners, where, how and when it best meets their needs, including while they are sleeping - at home or on vacation and at a medically appropriate treatment frequency. In addition, NxStage’s Nx2me Connected Health® platform collects important NxStage System One and patient information for flexible viewing, monitoring and reporting that may improve patient management and patient retention, as well as simplify alternative site care. The System One is also used to provide a range of flexible therapy options in more traditional care settings such as hospitals and dialysis centers. Its safety and performance have been demonstrated by experience with more than 14 million treatments with over 30 thousand patients around the world. www.nxstage.com.

Important Information for Investors and Security Holders

This communication may be deemed to be solicitation material in respect of the proposed merger of NxStage with Broadway Renal Services, Inc., a wholly-owned subsidiary of Fresenius Medical Care Holdings, Inc. In connection with the proposed merger, NxStage intends to file relevant materials with the U.S. Securities and Exchange Commission (SEC), including a preliminary proxy statement on Schedule 14A. Following the filing of a definitive proxy statement, NxStage will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. INVESTORS AND SECURITY HOLDERS OF NXSTAGE ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED MERGER THAT NXSTAGE WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NXSTAGE AND THE PROPOSED MERGER. The preliminary proxy statement, the definitive proxy statement and other relevant materials in connection with the proposed merger (when they become available), and any other documents filed by NxStage with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC or by sending a request to NxStage’s Investor Relations Department at NxStage Medical, Inc., 350 Merrimack St., Lawrence, MA 01843.

NxStage and its directors and executive officers may be deemed to be participants in the solicitation of proxies from NxStage’s stockholders with respect to the proposed merger. Information about NxStage’s directors and executive officers and their ownership of NxStage’s common stock is set forth in NxStage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 28, 2017, and NxStage’s proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2017. Information regarding the identity of the potential participants, and their direct or indirect interests in the merger, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with the proposed merger.

Forward-Looking Statements

This release contains forward-looking statements concerning our business, operations and financial condition. All statements contained in this release that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. Examples of these forward-looking statements include statements as to the anticipated demand for NxStage’s products, market opportunities, the timing of the proposed merger, the ability of NxStage to complete the proposed merger, the operations of NxStage’s business during the pendency of the proposed merger and the expectations for the business in the event the proposed merger is completed. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond NxStage’s control, which may cause actual results, performance, or achievements to differ materially from anticipated results, performance or achievements. Such risks, uncertainties and contingencies include market acceptance and demand for NxStage’s products domestically and internationally, growth in home and/or more frequent hemodialysis, regulatory approvals, competition, unanticipated difficulties in achieving development timelines, operational efficiencies or cost reductions, changes in reimbursement for home and more frequent hemodialysis, changes in the regulatory environment, changes in the historical purchasing patterns and preferences of our customers, including DaVita Healthcare Partners Inc. and Fresenius Medical Care, the anticipated timing and likelihood of completion of the pending merger, the possibility that the NxStage stockholders will not adopt the merger agreement with respect to the proposed merger, the possibility that competing offers may be made; the possibility that various closing conditions to the proposed merger may not be satisfied or waived in a timely manner or at all; that a material adverse effect occurs with respect to NxStage; risks related to disruption of management time from ongoing business operations due to the proposed merger, limitations placed on NxStage’s ability to operate the business by the merger agreement, the risk that the proposed merger and announcement could have an adverse effect on NxStage’s ability to retain and hire key employees and maintain relationships with its suppliers, distributors and customers, and certain other factors that may affect future operating results and which are detailed in NxStage’s filings with the Securities and Exchange Commission, including its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.

In addition, the statements in this press release represent NxStage’s expectations and beliefs as of the date of this press release. NxStage anticipates that subsequent events and developments may cause these expectations and beliefs to change. However, while NxStage may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing NxStage’s expectations or beliefs as of any date subsequent to the date of this press release.

Contact:

Kristen K. Sheppard, Esq.

VP, Investor Relations

ksheppard@nxstage.com

NxStage Medical, Inc.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands, except per share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Revenues	$96,216	$92,207	$193,045	$181,414
Cost of revenues	55,050	53,784	110,689	106,474

Gross profit	41,166	38,423	82,356	74,940

Operating expenses:
Selling and marketing	16,841	16,116	33,611	31,370
Research and development	9,027	7,961	18,535	15,115
Distribution	7,686	7,015	15,329	14,068
General and administrative	9,668	8,511	18,618	16,542

Total operating expenses	43,222	39,603	86,093	77,095

Loss from operations	(2,056)	(1,180)	(3,737)	(2,155)

Other expense:
Interest expense, net	(224)	(288)	(427)	(529)
Other expense, net	(321)	(409)	(591)	(641)

Total other expense	(545)	(697)	(1,018)	(1,170)

Net loss before income taxes	(2,601)	(1,877)	(4,755)	(3,325)
(Benefit from) provision for income taxes	(22)	348	(635)	683

Net loss	(2,579)	(2,225)	(4,120)	(4,008)

Less: Net loss attributable to noncontrolling interests	(490)	(493)	(842)	(1,000)

Net loss attributable to stockholders of NxStage Medical, Inc.	$(2,089)	$(1,732)	$(3,278)	$(3,008)

Net loss per share, basic and diluted	$(0.03)	$(0.03)	$(0.05)	$(0.05)

Weighted-average shares outstanding, basic and diluted	65,821	64,428	65,544	64,302
Other comprehensive income (loss):
Unrealized income (loss) on derivative instruments, net of income taxes	853	(774)	3,037	97
Other income (loss)	841	(506)	1,562	(316)

Total other comprehensive income (loss)	1,694	(1,280)	4,599	(219)

Total comprehensive (loss) income	(885)	(3,505)	479	(4,227)

Less: Comprehensive loss attributable to noncontrolling interests	(490)	(493)	(842)	(1,000)

Total comprehensive (loss) income attributable to stockholders of NxStage Medical, Inc.	$(395)	$(3,012)	$1,321	$(3,227)

NxStage Medical, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except share data)

(unaudited)

	June 30, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$62,839	$59,632
Accounts receivable, net	31,900	32,286
Inventory	51,230	46,845
Prepaid expenses and other current assets	9,497	6,136

Total current assets	155,466	144,899
Property and equipment, net	62,684	61,561
Field equipment, net	24,512	22,309
Deferred cost of revenues	31,610	33,165
Intangible assets, net	8,675	9,688
Goodwill	42,648	42,648
Other assets	2,973	2,937

Total assets	$328,568	$317,207

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$14,996	$14,177
Accrued expenses	26,933	30,985
Current portion of long-term debt	95	328
Other current liabilities	4,481	3,770

Total current liabilities	46,505	49,260
Deferred revenues	47,658	49,001
Long-term debt	553	1,305
Other long-term liabilities	17,698	15,568

Total liabilities	112,414	115,134
Commitments and contingencies
Noncontrolling interests subject to put provisions	(22)	50
Stockholders’ equity:
Undesignated preferred stock: par value $0.001, 5,000,000 shares authorized; no shares issued and outstanding as of June 30, 2017 and December 31, 2016	—	—
Common stock: par value $0.001, 100,000,000 shares authorized; 66,985,587 and 65,883,026 shares issued as of June 30, 2017 and December 31, 2016, respectively	67	65
Additional paid-in capital	647,343	631,219
Accumulated deficit	(410,879)	(407,601)
Accumulated other comprehensive loss	(1,502)	(6,101)
Treasury stock, at cost: 1,025,299 and 936,360 shares as of June 30, 2017 and December 31, 2016, respectively	(18,708)	(16,184)

Total NxStage Medical, Inc. stockholders’ equity	216,321	201,398
Noncontrolling interests not subject to put provisions	(145)	625

Total stockholders’ equity	216,176	202,023

Total liabilities and stockholders’ equity	$328,568	$317,207

NxStage Medical, Inc.

Cash Flows from Operating Activities

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2017	2016
Cash flows from operating activities:
Net loss	$(4,120)	$(4,008)
Adjustments to reconcile net loss to net cash flow from operating activities:
Depreciation and amortization	16,838	15,649
Stock-based compensation	5,324	5,394
Other	(211)	(561)
Changes in operating assets and liabilities:
Accounts receivable	607	(4,980)
Inventory	(15,160)	(12,533)
Prepaid expenses and other assets	(272)	150
Accounts payable	401	2,785
Accrued expenses and other liabilities	(2,159)	276
Deferred revenues	(1,446)	991

Net cash (used in) provided by operating activities	$(198)	$3,163

NxStage Medical, Inc.

Revenues by Segment

(in thousands)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
System One segment
Home	$55,536	$51,102	$110,097	$100,638
Critical Care	19,922	18,745	40,022	38,512

Total System One segment	75,458	69,847	150,119	139,150
In-Center segment	14,326	16,731	29,932	33,497
Other	2,836	3,408	5,735	5,589

Products subtotal	92,620	89,986	185,786	178,236
Services segment	4,857	4,114	9,907	6,801
Elimination of intersegment revenues	(1,261)	(1,893)	(2,648)	(3,623)

Total	$96,216	$92,207	$193,045	$181,414

NxStage Medical, Inc.

Segment Financial Performance

(in thousands)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Products Business (System One Segment, In-Center Segment & Other)
Revenues	$92,620	$89,986	$185,786	$178,236
Gross profit	$45,005	$42,097	$89,655	$83,433
Gross margin percentage	49%	47%	48%	47%
Income from operations	$4,454	$4,989	$8,400	$11,205
Services Segment
Revenues	$4,857	$4,114	$9,907	$6,801
Gross profit	$(3,822)	$(3,454)	$(7,260)	$(8,103)
Gross margin percentage	n/a	n/a	n/a	n/a
Loss from operations	$(6,493)	$(5,949)	$(12,098)	$(12,970)
Eliminations
Elimination of intersegment revenues	$(1,261)	$(1,893)	$(2,648)	$(3,623)
Elimination of intersegment gross profit	$(17)	$(220)	$(39)	$(390)
Total Company
Revenues	$96,216	$92,207	$193,045	$181,414
Gross profit	$41,166	$38,423	$82,356	$74,940
Gross margin percentage	43%	42%	43%	41%
Loss from operations	$(2,056)	$(1,180)	$(3,737)	$(2,155)